IMPORTANT VOTING INSTRUCTIONS FOR FIRST FOUNDATION SHAREHOLDERS:

Due to new rules implemented by the SEC, Driver's nominee appears on the Company's Blue voting instruction form, as well as on the enclosed **WHITE** voting instruction form.   This means you can vote for the necessary change at First Foundation by voting for our nominee on the enclosed **WHITE** voting instruction form or on the Company's Blue voting instruction form you may receive in the future. To be sure, if you have already voted on the Company's Blue voting instruction form and didn't vote for Driver's nominee, a later dated vote today will cancel your prior vote. Only your latest dated vote counts.

VOTING BY INTERNET IS QUICK & EASY



1) **Go to www.proxyvote.com**
2) **Use the 16-digit control number located on the enclosed <u>WHITE</u> voting instruction form.**

<u>PLEASE FOLLOW THESE INSTRUCTIONS:</u>

1) We recommend you vote **"FOR"** the **Driver nominee**, **Allison Ball**, and the nine Company nominees we do not oppose. Please do not mark a vote **"FOR"** more than **ten (10) nominees** or your vote will be invalidated on the Director proposal. (Proposal 1)
2) You may also vote **"FOR"** less than **ten (10) nominees**. Only the nominees you mark a vote **"FOR"** will count.
3) **<u>Only your latest dated vote counts.</u>** If you already voted using the Company's Blue voting instruction form and didn't vote for Driver's nominee, a later dated vote on enclosed **WHITE** voting instruction form will revoke your previously cast vote.
4) While you may vote for Driver's nominee on the Company's Blue voting instruction form, we still recommend that you vote each and every **WHITE** voting instruction form you receive since you may own more than one account.

If you have any questions or need assistance in voting, please contact Saratoga:

**(212) 257-1311 or (888) 368-0379
or info@saratogaproxy.com**